EXHIBIT 21.1

Subsidiaries of the Registrant

Name:	Jurisdiction
Northwest Biotherapeutics Limited	United Kingdom

Northwest Biotherapeutics Capital Limited	United Kingdom

NW Bio GmbH	Germany

Northwest Biotherapeutics B.V.	Netherlands

Flaskworks LLC	United States

Advent BioServices Ltd.	United Kingdom